March 6, 2020	Vanessa J. Schoenthaler Direct: (212) 899-9781 Email: vschoenthaler@sfgh.com 230 Park Avenue, Ste. 908 New York, New York 10169 Office: (212) 899-9780 www.SFGH.com

Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mr. Ronald Alper and Ms. Pam Howell

Re:	Belpointe REIT, Inc.
Post Qualification Amendment to Form 1-A
Filed February 14, 2020
File No. 024-10923

Dear Mr. Alper and Ms. Howell:

On behalf of Belpointe REIT, Inc. (the “Company”), we are submitting this letter following a telephone conversation with the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) and in response to a letter, dated March 3, 2020, from the Staff with respect to Post Qualification Amendment No.1 (“Amendment No. 1”) to the Company’s Offering Statement on Form 1-A (File No. 024-10923), filed with the Commission on February 14, 2020 (the “Offering Statement”).

Once the Company receives further comments or sign-off from the Staff with respect to its proposed revisions to Amendment No. 1, it will file Post Qualification Amendment No. 2 to the Offering Statement (“Amendment No. 2”) to reflect such revisions.

For your convenience, we have restated the Staff’s comments in italics, followed by the Company’s response, we have also attached marked copies of the pages reflecting the proposed revisions to Amendment No. 1 as Exhibit A. Unless otherwise indicated, page references in the Company’s responses refer to Amendment No. 2. Capitalized terms used but not defined herein have the meanings given to them in Amendment No. 1.

Post Qualification Amendment to Form 1-A

Offering Circular Cover Page, page i

1.	We note that you now intend to qualify as a REIT on such date as is determined by your board of directors. Please disclose how the board will make such determination and any factors that will be considered.

In response to the Staff’s comment and following a telephone conversation with the

Mr. Ronald Alper and Ms. Pam Howell Securities and Exchange Commission Division of Corporation Finance March 6, 2020 Page 2

Staff, the Company has revised its disclosure throughout the Amendment No. 2 to clarify the factors that the board will consider in determining when to qualify as a REIT.

General
2.	We note that the risk factor on page 32 and the company’s bylaws indicate that the New York Supreme Court in New York, New York (or in some cases, other state or federal courts in New York) is the exclusive forum for certain disputes between the company and its stockholders. However, page 93 of the offering circular indicates that the Circuit Court for Montgomery County, Maryland (or, if that court does not have jurisdiction, the United States District Court for the District of Maryland, Southern Division) is the exclusive forum. Please reconcile the disclosure.

In response to the Staff’s comment, the Company has revised its disclosure on page 95-96 of Amendment No.2 to reflect that “the New York Supreme Court in New York, New York (or, if that court does not have jurisdiction, the United States District Court for the Southern District of New York)” is the exclusive forum for certain disputes between the Company and its stockholders.

3.	We note that the forum selection provision in your bylaws identifies the New York Supreme Court in New York, New York, or, if that Court does not have jurisdiction, the United States Southern District Court for the District of New York, as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Mr. Ronald Alper and Ms. Pam Howell Securities and Exchange Commission Division of Corporation Finance March 6, 2020 Page 2

In response to the Staff’s comment and following a telephone conversation with the Staff, the Company has revised its disclosure on page 94 of Amendment No. 2 to clarify that (i) the portion of the Company’s forum selection provision designating the New York Supreme Court in New York, New York as the exclusive forum for certain claims would not apply to claims brought to enforce a duty or liability created by the Exchange Act, but that the portion of the Company’s forum selection provision designating the United States District Court for the Southern District of New York would apply to any such claims, and (ii) the Company’s forum selection provision would apply to claims brought to enforce a duty or liability created by the Securities Act. The Company has further revised its disclosure to clarify that the forum selection provision does not relieve the Company of its duties to comply with, and its stockholders cannot waive the Company’s compliance with, the federal securities laws and the rules and regulations thereunder. Finally, the Company has revised its disclosure to clarify that there is uncertainty as to whether a court would enforce its forum selection provision, with respect to claims brought under the federal securities laws or otherwise.

The Company has similarly revised its risk factor on pages 33-34 of Amendment No. 2.

Should you have any questions or if you would like any additional clarification in respect of the Company’s responses, please do not hesitate to contact me at (212) 899-9781.

Very truly yours,

SUGAR FELSENTHAL GRAIS & HELSINGER LLP

/s/ Vanessa Schoenthaler
Vanessa Schoenthaler

Encl.
cc: Brandon E. Lacoff, Belpointe REIT, Inc.

Exhibit A

Proposed Revisions to Amendment No. 1

management services to a range of institutional, family office and high net worth clients. Since August 1, 2012, our Sponsor has sponsored two commercial real estate funds that successfully raised over $116 million of equity capital. We intend to qualify as a real estate investment trust, or REIT, for U.S. federal income tax purposes on such date as determined by our Board of Directors taking into consideration factors such as the timing of our ability to generate cash flows, our ability to satisfy the various requirements applicable to REITs and our ability to maintain our status as a qualified opportunity fund. See “Plan of Operations—Our Investments” and “U.S. Federal Income Tax Considerations” for additional details regarding the status of our investments and the various requirements that we must satisfy in order to qualify as a REIT and maintain our status as a qualified opportunity fund.

We are continuing to offer up to $7,127,400 in shares of our common stock on a “best efforts maximum” basis, which represents the value of the shares available to be offered as of February 12, 2020 based on the $50,000,000 rolling 12-month maximum offering amount under Regulation A. Because this is a “best efforts maximum” offering, we are only required to use our best efforts to sell shares of our common stock. We are offering up to $50,000,000 in shares of our common stock in our offering at $100.00 per share. The per share purchase price will be adjusted every fiscal quarter as of January 1st, April 1st, July 1st and October 1st of each year (or as soon as commercially reasonable and announced by us thereafter) and will equal the sum of our net asset value, or NAV, divided by the number of shares of our common stock outstanding as of the end of the prior fiscal quarter, rounded to the nearest penny (NAV per share). The minimum investment in shares of our common stock for initial purchases is 100 shares, or $10,000 based on our initial offering price per share, provided that our Manager has the discretion to accept smaller investments. We expect to offer common stock in this offering until we raise the maximum amount being offered, unless this offering is terminated by our Manager at an earlier time. Our shares of common stock are quoted for trading on the OTCQX under the symbol “BELP”. ~~See “Investment Objectives and Strategy—Liquidity Event.”~~

Shares of our common stock will be subject to the ownership and transfer limitations in our charter which are intended to assist us in qualifying and maintaining our qualification as a REIT, including, subject to certain exceptions, a 9.8% ownership limit. See “Description of our Capital Stock and Certain Provisions of Maryland Law, our Charter and Bylaws—Restrictions on Ownership of Shares.”

This offering is intended to qualify as a “Tier 2” offering pursuant to Regulation A promulgated under the Securities Act of 1933, as amended, or the Securities Act. In preparing this offering circular, we have elected to comply with the applicable disclosure requirement of Form S-11 under the Securities Act.

Investing in shares of our common stock is speculative and involves substantial risks. You should purchase these securities only if you can afford a complete loss of your investment. See “Risk Factors” beginning on page 20 to read about the more significant risks you should consider before buying shares of our common stock. These risks include the following:

•	We depend on our Manager to select our investments and conduct our operations. We will pay fees and expenses to our Manager and its affiliates that were not determined on an arm’s length basis, and therefore we do not have the benefit of arm’s length negotiations of the type normally conducted between unrelated parties. These fees increase your risk of loss.
•	The tax laws providing the favorable capital gains treatment to certain of our investors were enacted at the end of 2017 and are untested.
•	We have a limited operating history, and the prior performance of the funds affiliated with our Sponsor may not predict our future results. Therefore, there is no assurance that we will achieve our investment objectives.
•	Our Manager’s executive officers and key real estate professionals are also officers, directors, managers and/or key professionals of our Sponsor and its affiliates. As a result, they will face conflicts of interest, including time constraints, allocation of investment opportunities and significant conflicts created by our Manager’s compensation arrangements with us and other affiliates of our Sponsor.
•	Our Sponsor may sponsor other companies that compete with us, and our Sponsor does not have an exclusive management arrangement with us; however, our Sponsor has adopted a policy for allocating investments between different companies that it sponsors with similar investment strategies.
•	Any modifications to the “qualified opportunity zone” provisions of the Internal Revenue Code of 1986, as amended (the “Code”), could have an adverse effect on our operations.
•	This offering is being made pursuant to recently adopted rules and regulations under Regulation A of the Securities Act of 1933, as amended, or the Securities Act. The legal and compliance requirements of these rules and regulations, including ongoing reporting requirements related thereto, are relatively untested.
•	If we raise substantially less than the maximum offering amount, we may not be able to acquire a diverse portfolio of investments and the value of your shares may vary more widely with the performance of specific assets.
•	We may change our investment guidelines without stockholder consent, which could result in investments that are different from those described in this offering circular.

investors are domiciled, our stockholders are only subject to the taxes within the jurisdictions in which they are domiciled.

•	No Up-Front Load, Sale Commissions or Fees: We are not charging any up front load, sale commissions or entrance fees to investors who invest in our Company, unlike the amounts charged by some other real estate platforms that can be as much as 15% of invested capital.
•	Significantly Reduced Management Fee: Belpointe REIT Manager, LLC (our “Manager”) will be paid an annual management fee of only 0.75% of our Company’s net asset value, which is significantly less than the management fees of 1.5%-2.0% typically charged by other real estate platform managers.
•	Significantly Low Carried Interest: Our Manager will be issued a management interest equal to 5% of our outstanding capital stock, subject to anti-dilution protection. This management interest will result in a “carried interest” to our Manager that is significantly less than the carried interest of 20% typically earned by external managers of other REITs and private real estate funds.
•	No Acquisition or Disposition Fees: Our Manager will not be paid any acquisition or disposition fees in connection with the Company’s investments.
•	Public Market Accessibility: Our common stock currently trades on the OTCQX under the ticker symbol “BELP.” As such, our stockholders are able to control the timing and amount of the sale of their investment.
•	Public Company Transparency: Our Company is subject to periodic public reporting requirements under federal securities laws, requiring us to disclose, among other things our financial statements and material changes in our operations. As a result, unlike private real estate platforms, investors in our Company will be provided regular updates regarding our performance.
•	Development Expertise: Our Manager employs a highly qualified team with extensive prior development and construction management experience that will provide our Company with the type of internal development expertise that many other real estate platforms cannot provide to their investors.
•	Multiple Investment Platforms: In order to maximize our development opportunities, we anticipate entering into joint ventures with a variety of joint venture structures consisting of (1) franchise platforms with affiliated development companies in specific regional markets, (2) programmatic platforms with established regional developers with which our Company will have an exclusive relationship to engage in multiple regional investments and (3) traditional local joint venture partnerships for one-off developments.
•	Quarterly Liquidity: We have adopted a Stockholder Redemption Plan through which stockholders, on a quarterly basis, may have the opportunity to have their common stock repurchased, subject to certain restrictions and limitations. Repurchases of shares of our common stock may be made on a quarterly basis under our Stockholder Redemption Plan, subject to a quarterly limit of 5.0% of the shares of our common stock outstanding during the prior calendar quarter.

We cannot guarantee that any funds will be set aside for the redemption plan or whether any funds set aside for the redemption will be sufficient to accommodate all redemption requests. See “Stockholder Redemption Plan.”

•	Minimal Investment Requirements: This offering is being conducted pursuant to Regulation A, which allows for both accredited and other “qualified purchasers” to have access to institutional quality investments. In addition, we have set a low minimum investment amount of $10,000 per investor, which we expect will allow for a broader base of investors to participate in our investments than would be able to invest in more traditional real estate platforms.

Q: What is a real estate investment trust, or REIT? A: In general, a REIT is an entity that:

•	combines the capital of many investors to acquire or provide financing for a diversified portfolio of real estate investments under professional management;
•	is able to qualify as a “real estate investment trust” under the Internal Revenue Code of 1986, as amended (the “Code”), for U.S. federal income tax purposes and is therefore generally entitled to a deduction for the dividends it pays and not subject to U.S. federal corporate income taxes on its net income that is distributed to its ~~shareholders~~stockholders. This treatment substantially eliminates the “double taxation” (i.e., taxation at both the corporate and ~~shareholder~~stockholder levels) that generally results from investments in a corporation; and
•	generally, pays distributions to investors of at least 90% of its annual ordinary taxable income.

In this offering circular, we refer to an entity that qualifies to be taxed as a real estate investment trust for U.S. federal income tax purposes as a REIT. We intend to qualify as a REIT for U.S. federal income tax purposes commencing on such date as determined by our Board of Directors, taking into consideration factors such as the timing of our ability to generate cash flows, our ability to satisfy the various requirements applicable to REITs and our ability to maintain our status as a qualified opportunity fund. See “Plan of Operations—Our Investments” and “U.S. Federal Income Tax Considerations” for additional details regarding the status of our investments and the

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various requirements that we must satisfy in order to qualify as a REIT and maintain our status as a qualified opportunity fund.

Q: What is a “qualified opportunity fund”?

A:	A “qualified opportunity fund” is generally defined as a corporation or partnership that is organized to invest in, and at least 90% of its assets consist of, qualified opportunity zone property, which is defined as (1) qualified opportunity zone stock, (2) qualified opportunity zone partnership interest or (3) qualified opportunity zone business property. Qualified opportunity zone business property generally means property acquired by a qualified opportunity zone fund after December 31, 2017 that is substantially improved by the qualified opportunity fund and substantially all of the use of such property was in a qualified opportunity zone. Qualified opportunity zone property will be treated as substantially improved only if, during the 30-month period following the date of acquisition, the additions to the basis of the property exceed the adjusted basis of the property at the beginning of the 30-month period.

Q: What tax advantages arise from investing in a qualified opportunity fund?

A:	Any capital gain from the sale of any property to an unrelated person that is invested in a qualified opportunity fund during the 180-day period following such sale may be eligible to be excluded from that investor’s gross income for the taxable year in which such sale was made. The amount of any excluded capital gain will be required to be included in income in the investor’s taxable year ending December 31, 2026, the year in which the investment was sold, or the year in which an inclusion event occurs, whichever is earlier. The amount of gain that will need to be included depends on the investor’s basis in the investment. In addition, investors will realize a step-up basis for the original capital gains that were reinvested in shares of our common stock. The basis is increased by 10% if the investment in the Company is held by the taxpayer for at least five years. Finally, an investor could receive a permanent exclusion from taxable income of capital gains from the sale or exchange of an investment in shares of our common stock if the investment is held for at least 10 years. This exclusion only applies to capital gains accrued after an investment in the Company and not original capital gains.

It is important for investors seeking to avail themselves of the capital gains benefits described in this Offering Circular to be aware that subsequent changes in the tax laws or the adoption of new regulations, as well as early dispositions of shares of our common stock, could cause the loss of the anticipated tax benefits. As a result, you are urged to consult with your tax advisors regarding (1) the procedures you need to follow to defer capital gain through investing in a qualified opportunity fund, (2) the tax consequences of purchasing, owning or disposing of our common stock, including the federal, state and local tax consequences of investing capital gains in our shares, (3) the tax consequences of our election to be taxed as a REIT and our election to be organized as a qualified opportunity and (4) the tax consequences of potential changes in the interpretation of the existing tax laws or the adoption of new laws or regulations.

Q: Who can defer?

A:	Persons or entities that recognize capital gain for federal income tax purposes are eligible for deferral. This includes individuals as well as entities such as C corporations, regulated investment companies, REITs, trusts, partnerships and other pass-through entities such as S corporations.

Q: How do taxpayers make deferral elections?

A:	Taxpayers will make deferral elections on Form 8949 (Sales and Other Dispositions of Capital Assets), which will need to be attached to their U.S. federal income tax returns for the taxable year in which the capital gain would have been recognized had it not been deferred. In addition, on January 27, 2020, the U.S. Internal Revenue Service (the “IRS”) released new Form, 8997 (Initial and Annual Statement of Qualified Opportunity Fund QOF Investments) which requires eligible taxpayers holding a qualified opportunity fund investment at any point during the tax year to report: (i) qualified opportunity fund investments holdings at the beginning and end of the tax year; (ii) current tax year capital gains deferred by investing in a qualified opportunity fund; and (iii) qualified opportunity fund investments disposed of during the tax year.

Q: What gains are eligible for deferral?

A: Any gains treated as capital gains (short-term or long-term) for U.S. federal income tax purposes that result from the sale or exchange of capital assets are eligible for deferral by reinvestment in a qualified opportunity fund.

Accordingly, any gain that a taxpayer is required to include in its computation of capital gain, including capital gain from an actual or deemed sale or exchange, is eligible to be deferred. It is important to note, however, that any cash invested in a qualified opportunity fund, either independently or in conjunction with capital gains, is not eligible for the tax deferral of capital gains described herein.

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OFFERING SUMMARY

This offering summary highlights material information regarding our business and this offering that is not otherwise addressed in the “Questions and Answers About this Offering” section of this offering circular. Because it is a summary, it may not contain all of the information that is important to you. To understand this offering fully, you should read the entire offering circular carefully, including the “Risk Factors” section before making a decision to invest in shares of our common stock.

Belpointe REIT, Inc.

Belpointe REIT, Inc. is a recently organized Maryland corporation formed to originate, invest in and manage a diversified portfolio of commercial real estate properties. All of our assets will be held by, and all of our operations will be conducted through, our operating partnership Belpointe REIT OP, LP, a Delaware limited partnership (our “Operating Partnership”), either directly or through its subsidiaries. We will be sole general partner of our Operating Partnership. We are externally managed by Belpointe REIT Manager, LLC (our “Manager”).

We expect to use substantially all of the net proceeds from this offering to originate, acquire and structure a diversified portfolio of commercial real estate properties in accordance with our investment strategy described below. We may also invest, to a limited extent, in commercial real estate loans, as well as commercial real estate debt and equity securities and other real estate-related assets. We may make our investments through major-owned subsidiaries, some of which may have rights to receive preferred economic returns.

We intend to operate in a manner that will allow us to qualify as a REIT for U.S. federal income tax purposes.

Among other requirements, REITs are required to distribute to ~~shareholders~~stockholders at least 90% of their annual REIT taxable income (computed without regard to the dividends paid deduction and excluding net capital gain). We intend to qualify as a REIT for federal income tax purposes on such date as determined by our Board of Directors, taking into consideration factors such as the timing of our ability to generate cash flows, our ability to satisfy the various requirements applicable to REITs and our ability to maintain our status as a qualified opportunity fund. See “Plan of Operations—Our Investments” and “U.S. Federal Income Tax Considerations” for additional details regarding the status of our investments and the various requirements that we must satisfy in order to qualify as a REIT and maintain our status as a qualified opportunity fund.

Our office is located at 125 Greenwich Avenue, 3rd Floor, Greenwich, CT 06830. Our telephone number is 203-883-1944. Information regarding the Company is also available on our web site at www.belpointereit.com.

Recent Developments

As of February 12, 2020, we have raised approximately $42,842,600 in shares of our common stock in this ongoing offering (including $10,000 received in a private placement to our Sponsor). We are continuing to offer up to $7,127,400 in shares of our common stock on a “best efforts maximum” basis, which represents the value of the shares available to be offered as of February 12, 2020 based on the $50,000,000 rolling 12-month maximum offering amount under Regulation A. We expect to offer common stock in this offering until we raise the maximum amount being offered, unless this offering is terminated by our Manager at an earlier time. Our shares of common stock are quoted for trading on the OTCQX under the symbol “BELP”.

On November 8, 2019, BPOZ 1991 Main, LLC, a Delaware limited liability company (“BPOZ”), the majority-owned subsidiary of our Operating Partnership, closed on the acquisition of a 5.3-acre site, consisting of an 808-space parking garage and a 250,000 square foot two story former shopping mall located at 1991 Main Street, Sarasota, Florida 34236 (“1991 Main”), for a purchase price of approximately $21,804,147. We funded the acquisition costs, inclusive of related fees and transaction costs, with proceeds from our Offering and a 60% senior secured acquisition loan from First Florida Integrity Bank. BPOZ will be managed by an affiliate of our Manager and intends to partner with a codeveloper to redevelop 1991 Main into a 418-apartment home community consisting of one-bedroom, two-bedroom and three-bedroom apartments, with approximately 50,000 square feet of retail space located on the first two levels. We currently anticipate construction on the redevelopment of 1991 Main to commence by the end of 2020, and that 1991 Main will be cash flow positive by the end of 2022. See “Plan of Operations—Our Investments”

Investment Strategy

We intend to concentrate our early operations on the identification, acquisition and development or redevelopment of properties located within “qualified opportunity zones.” At least 90% of our assets will initially consist of qualified opportunity zone properties, which will enable us to be classified as a “qualified opportunity fund.” Because we will be a qualified opportunity fund, certain investors in our company will be eligible for favorable capital gains tax treatment on their investments. Our initial investments are expected to consist of properties for the construction and/or renovation of multifamily, student housing, senior living, healthcare, industrial, self-storage, hospitality, mixed-use, data center and solar

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Our stockholders’ interest in us will be diluted if we issue additional shares, which could reduce the overall value of their investment.

Potential investors in this offering will not have preemptive rights to any shares we issue in the future. Our charter authorizes us to issue 1,000,000,000 shares of capital stock, of which 900,000,000 shares are designated as common stock and 100,000,000 shares are designated as preferred stock. We may only issue up to $50,000,000 in shares of common stock pursuant to this offering in any 12-month period (although we may raise capital in other ways). Our Board of Directors may increase the number of authorized shares of capital stock without stockholder approval. After your purchase in this offering, our Board of Directors may elect to (i) sell additional shares in this or future offerings; (ii) issue equity interests in private offerings; or (iii) otherwise issue additional shares of our capital stock. To the extent we issue additional equity interests after your purchase in this offering your percentage ownership interest in us would be diluted. In addition, depending upon the terms and pricing of any additional offerings, the use of the proceeds and the value of our real estate investments, you may also experience dilution in the book value and fair value of your shares and in the earnings and dividends per share.

Although we will not currently be afforded the protection of the Maryland General Corporation Law relating to deterring or defending hostile takeovers, our Board of Directors could opt into these provisions of Maryland law in the future, which may discourage others from trying to acquire control of us and may prevent our stockholders from receiving a premium price for their shares in connection with a business combination.

Under Maryland law, “business combinations” between a Maryland corporation and certain interested stockholders or affiliates of interested stockholders are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. These business combinations include a merger, consolidation, share exchange, or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities. Also under Maryland law, control shares of a Maryland corporation acquired in a control share acquisition have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter. Shares owned by the acquirer, an officer of the corporation, or an employee of the corporation who is also a director of the corporation are excluded from the vote on whether to accord voting rights to the control shares. Should our Board of Directors opt into these provisions of Maryland law, it may discourage others from trying to acquire control of us and increase the difficulty of consummating any offer. Similarly, provisions of Title 3, Subtitle 8 of the Maryland General Corporation Law could provide similar anti-takeover protection. For more information about the business combination, control share acquisition and Subtitle 8 provisions of Maryland law, see “Description of Capital Stock and Certain Provisions of Maryland Law, Our Charter and Bylaws —Business Combinations” and “Description of Capital Stock and Certain Provisions of Maryland Law, Our Charter and Bylaws —Control Share Acquisitions.”

Our charter includes an anti-takeover provision that may discourage a stockholder from launching a tender offer for our shares.

Our charter provides that any tender offer made by a stockholder, including any “mini-tender” offer, must comply with most provisions of Regulation 14D of the Exchange Act. The offering stockholder must provide our company notice of such tender offer at least 10 business days before initiating the tender offer. If the offering stockholder does not comply with these requirements, our company will have the right to redeem that stockholder’s shares and any shares acquired in such tender offer. In addition, the noncomplying stockholder will be responsible for all of our company’s expenses in connection with that stockholder’s noncompliance. This provision of our charter may discourage a stockholder from initiating a tender offer for our shares and prevent you from receiving a premium price for your shares in such a transaction.

The Company’s bylaws designate the New York Supreme Court in New York, New York (or in some cases, other ~~state or~~ federal courts in New York) as the sole and exclusive forum for certain disputes between the Company and its stockholders, which could limit its stockholders’ ability to choose the judicial forum for certain proceedings relating to the Company.

The Company’s bylaws provide that, unless the Company consents in writing to the selection of an alternative forum, the New York Supreme Court in New York, New York (or, if ~~and only if the New York Supreme Court in New York, New York lacks subject matter jurisdiction, any state court located within the State of New York or, if and only if all such state~~that courts ~~lack subject matter~~does not have jurisdiction, the ~~federal district court~~United States District Court for the Southern District of New York) will, to the fullest extent permitted by law, be the sole and exclusive forum for:

•	any derivative action brought on behalf of the Company;
•	any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer or other employee of the Company, to the Company, or its stockholders;
•	any action asserting a claim against the Company or any director, officer or other employee of the Company arising pursuant to, or seeking to enforce any right, obligation or remedy under, the MGCL or the charter or bylaws of the Company; and
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The portion of our forum selection bylaw designating the New York Supreme Court in New York, New York as the exclusive forum for certain claims would not apply to claims brought to enforce a duty or liability created by the Exchange Act, as such claims fall under the exclusive jurisdiction of the federal courts, however the portion of our forum selection bylaw designating the United States District Court for the Southern District of New York would apply to any such claims. Our forum selection bylaw would apply to claims brought to enforce a duty or liability created by the Securities Act. Our forum selection bylaw does not relieve us of our duties to comply with, and our stockholders cannot waive our compliance with, the federal securities laws and the rules and regulations thereunder. Moreover, there is uncertainty as to whether a court would enforce our forum selection bylaw, with respect to claims brought under the federal securities laws or otherwise. This forum selection bylaw may limit our stockholders’ ability to bring a claim in a judicial forum that it finds favorable or cost-efficient for disputes with the Company, or any of its directors, officers or other employees, which may discourage lawsuits with respect to such claims.

The Company may not achieve the intended benefits of having a forum selection bylaw if it is found to be unenforceable.

The Company’s bylaws include a forum selection bylaw as described above. However, the enforceability of similar forum selection bylaws in other companies’ bylaws or similar governing documents has been challenged in legal proceedings, and it is possible that in connection with any action a court could find the forum selection bylaw contained in the Company’s bylaws to be inapplicable or unenforceable in such action. If a court were to find the forum selection bylaw contained in the Company’s bylaws to be inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, the Company may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect the Company’s business, financial condition and results of operations.

Breaches of our data security could materially harm us, including our business, financial performance and reputation.

We collect and retain certain personal information provided by our actual and prospective investors during the subscription process, as well as our tenants and employees. Security measures we have implemented to protect the confidentiality of this information and periodically review and improve our security measures may not prevent unauthorized access to this information. Any breach of our data security measures and loss of this information may result in legal liability and costs (including damages and penalties), as well as damage to our reputation, that could materially and adversely affect us, including our business and financial performance.

Risks Related to Compliance and Regulation

We are offering shares of our common stock pursuant to recent amendments to Regulation A promulgated pursuant to the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and we cannot be certain if the reduced disclosure requirements applicable to Tier 2 issuers will make shares of our common stock less attractive to investors as compared to a traditional initial public offering.

As a Tier 2 issuer, we will be subject to scaled disclosure and reporting requirements, which may make shares of our common stock less attractive to investors as compared to a traditional initial public offering, which may make an investment in shares of our common stock less attractive to investors who are accustomed to enhanced disclosure and more frequent financial reporting. In addition, given the relative lack of regulatory precedence regarding the recent amendments to Regulation A, there is a significant amount of regulatory uncertainty in regards to how the SEC or the individual state securities regulators will regulate both the offer and sale of our securities, as well as any ongoing compliance that we may be subject to. If our scaled disclosure and reporting requirements, or regulatory uncertainty regarding Regulation A, reduces the attractiveness of shares of our common stock, we may be unable to raise the necessary funds necessary to develop a diversified portfolio of real estate investments, which could severely affect the value of shares of our common stock.

Our use of Form 1-A and our reliance on Regulation A for this offering may make it more difficult to raise capital as and when we need it, as compared to if we were conducting a traditional initial public offering on Form S-11.

Because of the exemptions from various reporting requirements provided to us under Regulation A and because we are only permitted to raise up to $50,000,000 in any 12 month period under Regulation A (although we may raise capital in other ways), we may be less attractive to investors and it may be difficult for us to raise additional capital as and when we need it. Investors may be unable to compare our business with other companies in our industry if they believe that our financial accounting is not as transparent as other companies in our industry. If we are unable to raise additional capital as and when we need it, our financial condition and results of operations may be materially and adversely affected.

There may be deficiencies with our internal controls that require improvements, and if we are unable to adequately evaluate internal controls, we may be subject to sanctions.

As a Tier 2 issuer, we will not need to provide a report on the effectiveness of our internal controls over financial reporting, and we will be exempt from the auditor attestation requirements concerning any such report so long as we are a

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BUSINESS AND PROPERTIES

Overview

Belpointe REIT, Inc. is a recently organized Maryland corporation formed to originate, invest in and manage a diversified portfolio of commercial real estate properties. All of our assets will be held by, and all of our operations will be conducted through, our Operating Partnership, either directly or through its subsidiaries. We are the sole general partner of our Operating Partnership.

We expect to use substantially all of the net proceeds from this offering to originate, acquire and structure a diversified portfolio of commercial real estate properties in accordance with our investment strategy described below. We may also invest, to a limited extent, in commercial real estate loans, as well as commercial real estate debt and equity securities and other real estate-related assets. We may make our investments through majority-owned subsidiaries, some of which may have rights to receive preferred economic returns.

We intend to operate in a manner that will allow us to qualify as a REIT for U.S. federal income tax purposes.

Among other requirements, REITs are required to distribute to ~~shareholders~~stockholders at least 90% of their annual REIT taxable income (computed without regard to the dividends paid deduction and excluding net capital gain). We intend to qualify as a REIT for federal income tax purposes on such date as determined by our Board of Directors, taking into consideration factors such as the timing of our ability to generate cash flows, our ability to satisfy the various requirements applicable to REITs and our ability to maintain our status as a qualified opportunity fund. See “Plan of Operations—Our Investments” and “U.S. Federal Income Tax Considerations” for additional details regarding the status of our investments and the various requirements that we must satisfy in order to qualify as a REIT and maintain our status as a qualified opportunity fund.

Our office is located at 125 Greenwich Avenue, 3rd Floor, Greenwich, CT 06830. Our telephone number is 203-883-1944. Information regarding the Company is also available on our web site at www.belpointereit.com.

We will be externally managed and advised by our Manager. We expect to benefit from the personnel, relationships and experience of our Manager’s management team and other personnel of our Manager. Pursuant to the terms of a management agreement between our Manager, us and our Operating Partnership, our Manager will provide us with our management team and appropriate personnel, services and resources necessary for our Manager to perform its obligations and responsibilities under the management agreement.

We have entered into the management agreement with our Operating Partnership and our Manager to be effective as of February 12, 2019. Pursuant to the management agreement, our Manager will implement our business strategy and perform certain services for us, subject to oversight by our Board of Directors. Our Manager will be responsible for, among other duties, (1) performing all of our day-to-day functions, (2) determining our investment strategy and guidelines in conjunction with our Board of Directors, (3) sourcing, analyzing and executing investments, asset sales and financing, (4) performing portfolio management duties, and (5) performing financial and accounting functions.

The initial term of the management agreement will be for five years commencing on the effective date of the agreement, with automatic one-year renewal terms starting on completion of the initial five-year term. For a detailed description of the management agreement’s termination provisions, see “Our Manager and the Management Agreement—Management Agreement.”

Since August 1, 2012, affiliates of our Manager have sponsored two commercial real estate funds that have successfully raised a total of approximately $116 million of equity capital.

Regulation

General

Our properties will be subject to various covenants, laws, ordinances and regulations, including regulations relating to common areas and fire safety requirements. We expect that our properties, at the time they are fully stabilized, will have the necessary permits and approvals to operate their business.

Americans with Disabilities Act

Our properties will need to comply with Title III of the ADA to the extent that it is a “public accommodation” as defined by the ADA. The ADA may require removal of structural barriers to access for persons with disabilities in certain public areas of our properties where such removal is readily achievable. Although we believe that our properties will be substantially in compliance, some of our properties may currently be in noncompliance with the ADA. Such noncompliance could result in the incurrence of additional costs to attain compliance, the imposition of fines or an award of damages to

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General

PLAN OF OPERATION

We were recently formed as a Maryland corporation to invest in and manage a portfolio of commercial real estate properties. We expect to use substantially all of the net proceeds from this offering to acquire a portfolio of qualified opportunity zone investments with a focus on markets where we feel that the risk-return characteristics are favorable. We may also invest, to a limited extent, in other real estate-related assets. We plan to diversify our portfolio by investment risk with the goal of attaining a portfolio of real estate assets that provide current income and/or the potential for appreciation in value.

Our Manager will manage our day-to-day operations and our portfolio of investments. Our Manager also has the authority to make all of the decisions regarding our investments, subject to the direction and oversight of our Manager’s investment committee. Our Manager will also provide asset management, marketing, investor relations and other administrative services on our behalf.

We intend to make an election to be taxed as a REIT under the Code on such date as determined by our Board of Directors, taking into consideration factors such as the timing of our ability to generate cash flows, our ability to satisfy the various requirements applicable to REITs and our ability to maintain our status as a qualified opportunity fund. If we qualify as a REIT for U.S. federal income tax purposes, we generally will not be subject to U.S. federal income tax to the extent we distribute dividends to our stockholders. We are structured as an UPREIT, and we will own all of our assets and conduct all of our business through our Operating Partnership, which was formed in February 2019, either directly or through its subsidiaries. We will serve as the sole general partner of our Operating Partnership and our percentage of ownership interest will increase or decrease in connection with the number of shares of our common stock that we sell. If we fail to qualify as a REIT in any taxable year after electing REIT status, we will be subject to U.S. federal income tax on our taxable income at regular corporate income tax rates and generally will not be permitted to qualify for treatment as a REIT for U.S. federal income tax purposes for four years following the year in which our qualification is denied. Such an event could materially and adversely affect our net income and cash available for distribution. However, we believe that we will be organized and will operate in a manner that will enable us to qualify for treatment as a REIT for U.S. federal income tax purposes on such date as determined by our Board of Directors, taking into consideration factors such as the timing of our ability to generate cash flows, our ability to satisfy the various requirements applicable to REITs and our ability to maintain our status as a qualified opportunity fund, and we intend to continue to operate so as to remain qualified as a REIT for U.S. federal income tax purposes thereafter. See “—Our Investments” below and “U.S. Federal Income Tax Considerations” for additional details regarding the status of our investments and the various requirements that we must satisfy in order to qualify as a REIT and maintain our status as a qualified opportunity fund.

Competition

Our net income depends, in large part, on our ability to source, acquire and manage investments with attractive risk-adjusted yields. We compete with many other entities engaged in real estate investment activities, including individuals, corporations, insurance company investment accounts, other REITs, private real estate funds, and other entities engaged in real estate investment activities, many of which have greater financial resources and lower costs of capital available to them than we have. In addition, there are numerous REITs with asset acquisition objectives similar to ours, and others may be organized in the future, which may increase competition for the investments suitable for us. Competitive variables include market presence and visibility, amount of capital to be invested per investment and underwriting standards. To the extent that a competitor is willing to risk larger amounts of capital in a particular transaction or to employ more liberal underwriting standards when evaluating potential investments than we are, our investment volume and profit margins for our investment portfolio could be impacted. Our competitors may also be willing to accept lower returns on their investments and may succeed in buying the assets that we have targeted for acquisition. Although we believe that we are well positioned to compete effectively in each facet of our business, there is enormous competition in our market sector and there can be no assurance that we will compete effectively or that we will not encounter increased competition in the future that could limit our ability to conduct our business effectively.

Liquidity and Capital Resources

We are dependent upon the net proceeds from this offering to conduct our operations. We have obtained and will continue to obtain the capital required to purchase new investments and conduct our operations from the proceeds of this offering and any future offerings we may conduct, from secured or unsecured financings from banks and other lenders and from any undistributed funds from our operations. If we are unable to raise substantial gross offering proceeds, we will make fewer investments resulting in less diversification in terms of the type, number and size of investments we make and the value of an investment in us will fluctuate with the performance of the specific assets we acquire. Further, we will have certain fixed operating expenses, including certain expenses as a publicly offered REIT, regardless of whether we are able to

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raise substantial funds in this offering. Our inability to raise substantial funds would increase our fixed operating expenses as a percentage of gross income, reducing our net income and limiting our ability to make distributions.

Our aggregate targeted property-level leverage, excluding any debt at the REIT level or on assets under development or renovation, after we have acquired a substantial portfolio of stabilized properties is between 50-70% of the greater of the cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. During the period when we are acquiring, constructing and/or renovating our investments, we may employ greater leverage on individual assets. Our Manager may from time to time modify our leverage policy in its discretion in light of then-current economic conditions, relative costs of debt and equity capital, market values of our assets, general conditions in the market for debt and equity securities, growth and acquisition opportunities or other factors. For information regarding the anticipated use of proceeds from this offering, see “Estimated Use of Proceeds.”

Further, we will have certain fixed operating expenses, including certain expenses as a publicly offered REIT, regardless of whether we are able to raise substantial funds in this offering. Our inability to raise substantial funds would increase our fixed operating expenses as a percentage of gross income, reducing our net income and limiting our ability to pay dividends.

In addition to making investments in accordance with our investment objectives, we use our capital resources to make certain payments to our Manager. During our organization and offering stage, these payments will include payments for reimbursement of certain organization and offering expenses. During our acquisition and development stage, we expect to make payments to our Manager in connection with the management of our assets and costs incurred by our Manager and its affiliates in providing services to us. In addition, we will be required to pay certain fees and expenses to our third party administrative and processing agent for administrative and processing services in connection with this offering, as discussed under “Plan of Distribution—Administrative and Processing Agent.” For a discussion of the compensation to be paid to our Manager, see “Management Compensation”.

We intend to elect to be taxed as a REIT and to operate as a REIT commencing on such date as determined by our Board of Directors, taking into consideration factors such as the timing of our ability to generate cash flows, our ability to satisfy the various requirements applicable to REITs and our ability to maintain our status as a qualified opportunity fund. To maintain our qualification as a REIT, we will be required to make aggregate annual dividends to our stockholders of at least 90% of our REIT taxable income (computed without regard to the dividends paid deduction and excluding net capital gain). Our Board of Directors may authorize dividends in excess of those required for us to maintain REIT status and/or avoid such taxes on retained taxable income and gains depending on our financial condition and such other factors as our Board of Directors deems relevant. Provided we have sufficient available cash flow, we intend to authorize and declare dividends based on daily record dates and pay dividends on a quarterly or other periodic basis. We have not established a minimum distribution level. See “—Our Investments” below and “U.S. Federal Income Tax Considerations” for additional details regarding the status of our investments and the various requirements that we must satisfy in order to qualify as a REIT and maintain our status as a qualified opportunity fund.

Market Outlook — Real Estate Finance Markets

The commercial real estate market, including capital and credit markets, continue to be strong, and the macroeconomic growth supporting the overall real estate industry continues to be positive. As we look ahead to the next three years, we believe improving fundamentals, transactions, and commercial real estate lending activities will continue to strengthen in the United States core and surrounding metropolitan markets. We also expect the trend of foreign direct investments in United States markets and real estate assets to continue. Furthermore, we expect that the assistance provided by government supported programs and commitments will further support the United States capital markets in the immediate future.

If markets continue to strengthen, the competition for risk-adjusted yield will increase. We believe our Sponsor’s platform provides us with a competitive edge in searching for value and attractive opportunities across wider markets and our target property types during a period of increased competition. Additionally, innovative funding options and quicker closing timelines from our Sponsor allow for greater financing availability in a period of rising competition amongst capital providers.

However, risks related to interest rate hikes and regulatory uncertainty could adversely affect growth and the values of our investments. In the event market fundamentals deteriorate, our real estate portfolio or the collateral security in any loan investment we make may be impaired as a result of lower occupancy, lower rental rates, and/or declining values.

Further, these circumstances may materially impact the cost and availability of credit to borrowers, hampering the ability of our Manager to acquire new loans or investments with attractive risk-reward dynamics.

Over the short term, we remain cautiously optimistic about the opportunity to acquire investments offering attractive risk-adjusted returns in our targeted investment markets. However, we recognize disruptions in financial markets can occur

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•	Un-reproducible Urban Location—1991 Main is located within the historic downtown Sarasota area along Main Street. It is surrounded by four of the largest office buildings in downtown and is kiddy-corner from the County Government center.
•	Walkable Downtown—1991 Main has a walkable score of 96 according to JLL and is located next to a movie theater and directly across the street from a restaurant row with a Cold Stone Creamery, a sushi restaurant, the best sandwich shop in the region, a large popular sports bar with indoor and outdoor seating and several beauty salons and spas.
•	Employment and Economic Growth—Sarasota has an unemployment rate of 2.9% as of September 2019, which is well below the national average. Sarasota County employment is projected to grow by 1.5% per year for the next seven years, which is approximately 3,000 jobs per year according to the Florida Department of Economic Opportunity.
•	Diverse Employment—Sarasota is headquarters to a diverse group of companies, such as Boar’s Head Provisions located next door to 1991 Main. Other headquarters in the area include CAE Healthcare, PGT Innovations, Tervis, Sun Hydraulics and Voalte. 1991 Main is surrounded by three of the largest office buildings in Sarasota and other neighboring tenants include BB&T, SunTrust, RBC Wealth Management, Merrill Lynch, and the Herald Tribune. The Sarasota area has a large number of universities including USF, Florida State’s College of Medicine campus, Ringling College, SOF, Keiser College and New College of Florida.
•	Housing Demand—According to JLL, the housing demand for the Northport-Sarasota-Bradenton MSA is 5,700 new units between 2018 – 2021, but only 2,175 housing units will be delivered in that timeframe causing a short fall of 3,525 units by the completion of construction.

We currently anticipate construction on the redevelopment of 1991 Main to commence by the end of 2020, and that 1991 Main will be cash flow positive by the end of 2022.

Critical Accounting Policies

Below is a discussion of the accounting policies that management believes are critical. We consider these policies critical because we believe that understanding these policies is critical to understanding and evaluating our reported financial results. Additionally, these policies may involve significant management judgments and assumptions, or require estimates about matters that are inherently uncertain. These judgments will affect the reported amounts of assets and liabilities and our disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. With different estimates or assumptions, materially different amounts could be reported in our financial statements. Additionally, other companies may utilize different estimates that may impact the comparability of our results of operations to those of companies in similar businesses.

Real Estate Investments

We will record acquired real estate at cost and make assessments as to the useful lives of depreciable assets. We will have to make subjective assessments as to the useful lives of our depreciable assets. We will consider the period of future benefit of an asset to determine its appropriate useful life. We anticipate the estimated useful lives of our assets by class to be as follows:

Buildings 25-40 years

Building improvements 10-25 years

Tenant improvements Shorter of lease term or expected useful life

Lease intangibles Remaining term of related lease

Impairment of Long-Lived Assets

For operations related to properties that have been sold or properties that are intended to be sold, we will present them as discontinued operations in the statement of operations for all periods presented, and properties intended to be sold to be designated as “held for sale” on the balance sheet. We will deem the intent to sell to exist and utilize the “held for sale” designation when a non-refundable deposit or option payment has been made by a prospective buyer.

When circumstances indicate the carrying value of a property may not be recoverable, we will review the asset for impairment. This review is based on an estimate of the future undiscounted cash flows, excluding interest charges, expected to result from the property’s use and eventual disposition.

These estimates consider factors such as expected future operating income, market and other applicable trends and residual value, as well as the effects of leasing demand, competition and other factors.

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DESCRIPTION OF CAPITAL STOCK AND CERTAIN PROVISIONS OF MARYLAND LAW, OUR CHARTER AND BYLAWS

The following description of our capital stock, certain provisions of Maryland law and certain provisions of our charter and bylaws are summaries and are qualified by reference to Maryland law and our charter and bylaws, copies of which are filed as exhibits to the offering statement of which this offering circular is a part. See “Additional Information.” References in this section to “we,” “our,” “us” and “our company” refer to Belpointe REIT, Inc.

General

We were incorporated in Maryland as a corporation on June 19, 2018. Our charter authorizes us to issue: (i) 900,000,000 shares of common stock, $0.01 par value per share and (ii) 100,000,000 shares of preferred stock. We may increase the number of shares of common or preferred stock without stockholder consent. At this time, we have not issued any preferred stock. As of the date of this offering circular, we have issued 100 shares of common stock to our Sponsor.

We intend to have a December 31st fiscal year end. In addition, we intend to qualify as a REIT and to be taxed as a REIT under the Code on such date as determined by our Board of Directors, taking into consideration factors such as the timing of our ability to generate cash flows, our ability to satisfy the various requirements applicable to REITs and our ability to maintain our status as a qualified opportunity fund. See “Plan of Operations—Our Investments” and “U.S. Federal Income Tax Considerations” for additional details regarding the status of our investments and the various requirements that we must satisfy in order to qualify as a REIT and maintain our status as a qualified opportunity fund.

Common Stock In General

Holders of our common stock will be entitled to receive such dividends as declared from time to time by our Board of Directors out of legally available funds, subject to any preferential rights of any preferred stock that we issue in the future. In any liquidation, each outstanding share of common stock entitles its holder to share (based on the percentage of shares held) in the assets that remain after we pay our liabilities and any preferential dividends owed to preferred stockholders. Holders of shares of our common stock will not have preemptive rights, which means that you will not have an automatic option to purchase any new shares that we issue, nor will holders of our shares of common stock have any preference, conversion, exchange, sinking fund, redemption, or appraisal rights. Our common stock will be non-assessable by us upon our receipt of the consideration for which our Board of Directors authorized its issuance.

Our Board of Directors has authorized the issuance of shares of our common stock without certificates. We will not issue shares in certificated form. Information regarding restrictions on the transferability of our shares that, under Maryland law, would otherwise have been required to appear on our stock certificates will instead be furnished to stockholders upon request and without charge.

Through our transfer agent, Securities Transfer Corporation (the “Transfer Agent”), we maintain a stock ledger that contains the name and address of each stockholder and the number of shares that the stockholder holds. With respect to uncertificated stock, we will continue to treat the stockholder registered on our stock ledger as the owner of the shares until the new owner delivers a properly executed form to us, which form we will provide to any registered holder upon request.

Voting Common Stock

Subject to the restrictions in our charter on transfer and ownership of shares and except as may otherwise be specified in the charter, the holders of our common stock are entitled to one vote per share on all matters submitted to a stockholder vote, including election of our directors. Therefore, the holders of a majority of our outstanding shares of common stock can elect the entire Board of Directors. Except as set forth in our charter, including any articles supplementary with respect to any series of preferred stock we may issue in the future, the holders of our common stock will possess exclusive voting power. Our charter does not provide for cumulative voting in the election of its directors.

Preferred Stock

Our charter authorizes our Board of Directors to designate and issue one or more classes or series of preferred stock without approval of our common stockholders. Our Board of Directors may determine the relative rights, preferences and privileges of each class or series of preferred stock so issued, which may be more beneficial than the rights, preferences, and privileges attributable to our common stock. The issuance of preferred stock could have the effect of delaying or preventing a change in control. Our Board of Directors has no present plans to issue preferred stock but may do so at any time in the future without stockholder approval.

Preferred Stock to Meet 100 Investor REIT Requirement.

Following completion of this offering, to the extent necessary to assist us in obtaining a sufficient number of stockholders to meet certain of the qualification requirements for taxation as a REIT under the Code, we may undertake to

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The Maryland General Corporation Law provides that holders of “control shares” of a Maryland corporation acquired in a “control share acquisition” have no voting rights with respect to any control shares except to the extent approved at a special meeting of stockholders by the affirmative vote of at least two-thirds of the votes entitled to be cast on the matter, excluding shares of stock of a corporation in respect of which any of the following persons is entitled to exercise or direct the exercise of the voting power of such shares in the election of directors: (a) a person who makes or proposes to make a control share acquisition; (b) an officer of the corporation; or (c) an employee of the corporation who is also a director of the corporation. “Control shares” are voting shares of stock which, if aggregated with all other such shares of stock previously acquired by the acquirer or in respect of which the acquirer is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquirer to exercise voting power in electing directors within one of the following ranges of voting power:

•	one-tenth or more but less than one-third;
•	one-third or more but less than a majority; or
•	a majority or more of all voting power.

Control shares do not include shares that the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A “control share acquisition” means the acquisition, directly or indirectly, of ownership of, or the power to direct the exercise of voting power with respect to, issued and outstanding control shares, subject to certain exceptions.

A person who has made or proposes to make a control share acquisition, upon satisfaction of certain conditions (including an undertaking to pay expenses and making an “acquiring person statement” as described in the Maryland General Corporation Law), may compel our Board of Directors to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares acquired or to be acquired in the control share acquisition. If no request for a special meeting is made, the corporation may itself present the question at any stockholders meeting.

If voting rights of control shares are not approved at the meeting or if the acquiring person does not deliver an “acquiring person statement” as required by the statute, then, subject to certain conditions and limitations, the corporation may redeem any or all of the control shares (except those for which voting rights have previously been approved) for fair value determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquirer or of any meeting of stockholders at which the voting rights of such shares are considered and not approved. If voting rights for control shares are approved at a stockholders meeting and the acquirer becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights, unless these specific appraisal rights are eliminated under the charter or bylaws.

The control share acquisition statute does not apply to: (a) shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction, or (b) acquisitions approved or exempted by the charter or bylaws of the corporation.

Our bylaws contain a provision exempting from the control share acquisition statute any and all acquisitions by any person of our stock. There can be no assurance that this provision will not be amended or eliminated by the board at any time in the future.

Exclusive Forum

Our bylaws contain a forum selection provision designating the ~~Circuit~~New York Supreme Court ~~for Montgomery County, Maryland~~in New York, New York (or, if that court does not have jurisdiction, the United States District Court for the Southern District of ~~Maryland, Southern Division~~New York) as the sole and exclusive forum for derivative claims brought on our behalf, claims against any of our directors, officers or other employees alleging a breach of duty owed to us or our stockholders, claims against us or any of our directors, officers or other employees arising pursuant to any provision of the Maryland General Corporation Law or our charter or bylaws, claims against us or any of our directors, officers or other employees governed by the internal affairs doctrine, and any other claims brought by or on behalf of any stockholder of record or any beneficial owner of our common stock (either on his, her or its own behalf or on behalf of any series or class of shares of our stock or any group of our stockholders) against us or any of our directors, officers or other employees, unless we consent to an alternative forum. ~~However, it is possible that~~The portion of our forum selection provision designating the New York Supreme Court in New York, New York as the exclusive forum for certain claims would not apply to claims brought to enforce a duty or liability created by the Exchange Act, as such claims fall under the exclusive jurisdiction of the federal courts, however the portion of our forum selection provision designating the United States District Court for the Southern District of New York would apply to any such claims. Our forum selection provision would apply to claims brought to enforce a duty or liability created by the Securities Act. Our forum selection provision does not relieve us of our duties to comply with, and our stockholders cannot waive our compliance with, the federal securities laws and the rules and regulations thereunder. Moreover, there is uncertainty as to whether a court ~~could find~~would enforce our forum selection

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provision, with respect to ~~be inapplicable or unenforceable~~claims brought under the federal securities laws or otherwise.

Indemnification and Limitation of Directors’ and Officers’ Liability

Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages, except for liability resulting from:

•	actual receipt of an improper benefit or profit in money, property or services; or
•	active and deliberate dishonesty established by a final judgment and which is material to the cause of action.

Our charter contains such a provision that eliminates directors’ and officers’ liability to the maximum extent permitted by Maryland law. These limitations of liability do not apply to liabilities arising under the federal securities laws and do not generally affect the availability of equitable remedies such as injunctive relief or rescission.

Our charter also authorizes our company, to the maximum extent permitted by Maryland law, to obligate our company to indemnify any present or former director or officer or any individual who, while a director or officer of our company and at the request of our company, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner or trustee, from and against any claim or liability to which that individual may become subject or which that individual may incur by reason of his or her service in any such capacity and to pay or reimburse his or her reasonable expenses in advance of final disposition of a proceeding.

Our bylaws obligate us, to the maximum extent permitted by Maryland law, to indemnify any present or former director or officer or any individual who, while a director or officer of our company and at the request of our company, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner or trustee and who is made, or threatened to be made, a party to the proceeding by reason of his or her service in that capacity, from and against any claim or liability to which that individual may become subject or which that individual may incur by reason of his or her service in any such capacity and to pay or reimburse his or her reasonable expenses in advance of final disposition of a proceeding. Our charter and bylaws also permit our company to indemnify and advance expenses to any individual who served a predecessor of our company in any of the capacities described above and any employee or agent of our company or a predecessor of our company.

Maryland law requires a corporation (unless its charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful in the defense of any proceeding to which he or she is made, or threatened to be made, a party by reason of his or her service in that capacity. Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made, or threatened to be made, a party by reason of their service in those or other capacities unless it is established that:

•	the act or omission of the director or officer was material to the matter giving rise to the proceeding and (i) was committed in bad faith or (ii) was the result of active and deliberate dishonesty;
•	the director or officer actually received an improper personal benefit in money, property or services; or
•	in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

However, under Maryland law, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that personal benefit was improperly received, unless in either case a court orders indemnification and then only for expenses. In addition, Maryland law permits a corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of:

•	a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation; and
•	a written undertaking by him or her on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.

Insofar as the foregoing provisions permit indemnification of directors, executive officers or persons controlling us for liability arising under the Securities Act, we have been informed that, in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Transfer Agent and Registrar

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The ability to elect to increase the basis in the investment to its fair market value does not end on December 31, 2028, the date on which the qualified opportunity zone designations terminate. The Proposed Regulations allow taxpayers to make this election for dispositions of investments purchased with eligible deferred gains occurring after the expiration of the 10-year holding period and before January 1, 2048.

Taxation of our Company

General

We intend to elect to be taxed as a REIT on such date as determined by our Board of Directors, taking into consideration factors such as the timing of our ability to generate cash flows, our ability to satisfy the various requirements applicable to REITs and our ability to maintain our status as a qualified opportunity fund. A REIT generally is not subject to U.S. federal income tax on the income that it distributes to stockholders if it meets the applicable REIT distribution requirements and other requirements for qualification. See “Plan of Operations—Our Investments” for additional details regarding the status of our investments.

Taxation of REITs in General

As indicated above, our qualification and taxation as a REIT depends upon our ability to meet, on a continuing basis, various qualification requirements imposed upon REITs by the Code. The material qualification requirements are summarized below under “—Requirements for Qualification—General.” While we intend to operate so that we qualify as a REIT, no assurance can be given that the IRS will not challenge our qualification, or that we will be able to operate in accordance with the REIT requirements in the future. See “—Requirements for Qualification—Failure to Qualify.”

So long as we qualify for taxation as a REIT, we generally will be entitled to a deduction for dividends that we pay and therefore will not be subject to U.S. federal income tax on our net income that we distribute currently to our stockholders. This treatment substantially eliminates “double taxation” (that is, taxation at both the corporate and stockholder levels) that generally results from an investment in a corporation.

However, even if we qualify for taxation as a REIT, we will be subject to federal income tax as follows:

•	We will be taxed at regular corporate rates on any undistributed “REIT taxable income.” REIT taxable income is the taxable income of the REIT subject to specified adjustments, including a deduction for dividends paid. See “—Requirements for Qualification—Annual Distribution Requirements.”
•	If we have net income from “prohibited transactions” we will be subject to a 100% tax on this income. In general, prohibited transactions are sales or other dispositions of property held primarily for sale to customers in the ordinary course of business other than foreclosure property. See “—Requirements for Qualification—Prohibited Transactions.”
•	If we elect to treat property that we acquire with a foreclosure of a mortgage loan or certain leasehold terminations as “foreclosure property,” we may thereby avoid the 100% tax on gain from resale of that property (if the sale would otherwise constitute a prohibited transaction), but the income from the sale or operation of the property will be subject to tax at the highest corporate rate. See “—Requirements for Qualification—Prohibited Transactions” and “—Requirements for Qualification—Foreclosure Property.”
•	If we fail to satisfy either the 75% gross income test or the 95% gross income test discussed below, but nonetheless maintain our qualification as a REIT because other requirements are met, we will be subject to a tax equal to the gross income attributable to the greater of either (1) the amount by which we fail the 75% gross income test for the taxable year or (2) the amount by which we fail the 95% gross income test for the taxable year, multiplied by a fraction intended to reflect our profitability. See “—Requirements for Qualification—Income Tests.”
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•	If we fail to satisfy any of the REIT asset tests, as described below, other than a failure by a de minimis amount of the 5% or 10% assets tests, and we qualify for and satisfy certain cure provisions, then we will be required to pay a tax equal to the greater of $50,000 or the product of (x) the net income generated by the nonqualifying assets during the period in which we failed to satisfy the asset tests and (y) the highest U.S. federal income tax rate then applicable to corporations. See “—Requirements for Qualification—Asset Tests.”
•	If we fail to satisfy any provision of the Code that would result in our failure to qualify as a REIT (other than a gross income or asset test requirement) and that violation is due to reasonable cause and not due to willful neglect, we may retain our REIT qualification, but we will be required to pay a penalty of $50,000 for each such failure. See “—Requirements for Qualification—Failure to Qualify.”
•	If we fail to qualify for taxation as a REIT because we fail to distribute by the end of the relevant year any earnings and profits we inherit from a taxable C corporation during the year (e.g., by tax-free merger or tax-free liquidation), and the failure is not due to fraud with intent to evade tax, we generally may retain our REIT status by paying a special distribution, but we will be required to pay an interest charge on 50% of the amount of undistributed non-REIT earnings and profits. See “—Requirements for Qualification—General.”
•	We may be required to pay monetary penalties to the IRS in certain circumstances, including if we fail to meet record-keeping requirements intended to monitor our compliance with rules relating to the composition of our stockholders, as described below in “—Requirements for Qualification—General.”
•	We will be subject to a nondeductible 4% excise tax on the excess of the required distribution over the sum of amounts actually distributed and amounts retained for which federal income tax was paid, if we fail to distribute during each calendar year at least the sum of 85% of our REIT ordinary income for the year, 95% of our REIT capital gain net income for the year; and any undistributed taxable income from prior taxable years. See “—Requirements for Qualification—Annual Distribution Requirement.”
•	We will be subject to a 100% penalty tax on some payments we receive or on certain other amounts (or on certain expenses deducted by our TRS) if arrangements among us, our tenants and/or our TRS are not comparable to similar arrangements among unrelated parties. See “—Requirements for Qualification—Effect of Subsidiary Entities.”
•	We may be subject to tax on gain recognized in a taxable disposition of assets acquired by way of a tax-free merger or other tax-free reorganization with a non-REIT corporation or a tax-free liquidation of a non-REIT corporation into us. Specifically, to the extent we acquire any asset from a C corporation in a carry-over basis transaction and we subsequently recognize gain on a disposition of such asset during a five-year period beginning on the date on which we acquired the asset, then, to the extent of any “built-in gain,” such gain will be subject to U.S. federal income tax at the highest regular corporate tax rate, which is currently 35%. Built-in gain means the excess of (i) the fair market value of the asset as of the beginning of the applicable recognition period over (ii) our adjusted basis in such asset as of the beginning of such recognition period. See “—Requirements for Qualification—Tax on Built-in Gains of Former C Corporation Assets.”
•	We may elect to retain and pay income tax on our net long-term capital gain. In that case, a stockholder would:

(1) include its proportionate share of our undistributed long-term capital gain (to the extent we make a timely designation of such gain to the stockholder) in its income, (2) be deemed to have paid its proportionate share of the tax that we paid on such gain and (3) be allowed a credit for its proportionate share of the tax deemed to have been paid, with an adjustment made to increase the stockholders’ basis in our stock. See “—Taxation of Stockholders—Taxation of Taxable Domestic Stockholders—Dividends.”

•	We may have subsidiaries or own interests in other lower-tier entities that are C corporations that will elect, jointly with us, to be treated as our TRSs, the earnings of which would be subject to U.S. federal corporate income tax. See “—Requirements for Qualification—Effect of Subsidiary Entities.”

No assurance can be given that the amount of any such U.S. federal income taxes will not be substantial. In addition, we and our subsidiaries may be subject to a variety of taxes other than U.S. federal income tax, including payroll taxes and state, local and foreign income, franchise, property and other taxes on assets and operations. We could also be subject to tax in situations and on transactions not presently contemplated.

Requirements for Qualification

General

We intend to elect to be taxed as a REIT under the Code on such date as determined by our Board of Directors, taking into consideration factors such as the timing of our ability to generate cash flows, our ability to satisfy the various requirements applicable to REITs and our ability to maintain our status as a qualified opportunity fund. In order to have so

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qualified, we must have met and continue to meet the requirements discussed below, relating to our organization, ownership, sources of income, nature of assets and dividends of income to stockholders, unless otherwise noted.

The Code defines a REIT as a corporation, trust, or association:

(1)	that is managed by one or more trustees or directors;
(2)	the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest;
(3)	that would be taxable as a domestic corporation, but for its election to be subject to tax as a REIT under Sections 856 through 860 of the Code;
(4)	that is neither a financial institution nor an insurance company subject to applicable provisions of the Code;
(5)	the beneficial ownership of which is held by 100 or more persons for at least 335 days of each taxable year of 12 months or during a proportionate part of a taxable year of less than 12 months;
(6)	during the last half of each taxable year not more than 50% in value of the outstanding shares of which is owned directly or indirectly by five or fewer “individuals,” as defined in the Code to include specified entities;
(7)	that makes an election to be taxable as a REIT, or has made this election for a previous taxable year, which has not been revoked or terminated, and satisfies all relevant filing and other administrative requirements established by the IRS that must be met to elect and maintain REIT status;
(8)	that uses a calendar year for U.S. federal income tax purposes and complies with the recordkeeping requirements of the Code and regulations promulgated thereunder;
(9)	that has no earnings and profits from any non-REIT taxable year as of a successor to any subchapter C corporation at the close of any taxable year; and
(10)	that meets other applicable tests, described below, regarding the nature of its income and assets and the amount of its distributions.

Conditions (1), (2), (3) and (4) above must be met during the entire taxable year and condition (5) above must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. Conditions (5) and (6) need not be satisfied during a corporation’s initial tax year as a REIT.

We believe that after the offering we will have sufficient diversity of ownership to allow us to satisfy conditions (5) and (6) above. In addition, our charter provides restrictions regarding the transfer of shares of our capital stock that are intended to assist us in satisfying the share ownership requirements described in conditions (5) and (6) above (as described in “Description of Shares—Restriction on Ownership of Shares.”). These restrictions, however, may not ensure that we will be able to satisfy these share ownership requirements. In addition, to the extent necessary to assist us in obtaining a sufficient number of stockholders to meet condition (5), we may issue 125 shares of a new series of preferred stock in a private offering.

We intend to comply with condition (7) above by electing to be taxed as a REIT as part of our U.S. federal income tax return on such date as determined by our Board of Directors, taking into consideration factors such as the timing of our ability to generate cash flows, our ability to satisfy the various requirements applicable to REITs and our ability to maintain our status as a qualified opportunity fund.

To monitor its compliance with condition (6) above, a REIT is required to send annual letters to its stockholders requesting information regarding the actual ownership of its shares. If we comply with the annual letters requirement and we do not know or, exercising reasonable diligence, would not have known of our failure to meet condition (6) above, then we will be treated as having met condition (6) above. If you fail or refuse to comply with the demands, you will be required by Treasury Regulations to submit a statement with your tax return disclosing your actual ownership of our shares and other information.

For purposes of condition (8) above, we will use a calendar year for U.S. federal income tax purposes, and we intend to comply with the applicable recordkeeping requirements.

In addition, as described in condition (9) above, a REIT may not have any undistributed C corporation earnings and profits at the end of any taxable year. Upon our election to be taxable as a REIT, any earnings and profits that we may have accumulated while we were taxable as a C corporation would have to be distributed no later than the end of the first year for which we elect REIT status. If we fail to do so, we would not qualify to be taxed as a REIT for that year and a number of years thereafter, unless we are able to rely on certain relief provisions.

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